UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K [ ] Form 20-F [X] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] N-CSR For Period Ended: December 31, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

PART I – REGISTRANT INFORMATION

Kansas City Life Insurance Company Savings and Profit Sharing Plan
Full Name of Registrant

Not Applicable
Former Name if Applicable

3520 Broadway
Address of Principal Executive Office (Street and Number)

Kansas City, Missouri 64111-2565
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

The failure to timely file the Form 11-K is because the Company experienced delays in the collection and compilation of certain information necessary for the completion of the report. The Registrant will file the Form 11-K on or before the fifteenth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

     Tracy W. Knapp          816                     753-7000
              (Name)        (Area Code)      (Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Kansas City Life Insurance Company Savings and Profit Sharing Plan
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: Kansas City Life Insurance Company

/s/Tracy W. Knapp
Tracy W. Knapp
Senior Vice President, Finance
June 29, 2005